April 16, 2013

Mr. Kevin Vaughn
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Power Integrations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 000-23441

Dear Mr. Vaughn,

We are writing in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”), dated April 2, 2013 regarding the above noted filings of Power Integrations, Inc. (the “Company”). We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We have provided responses to your comments below. For your convenience, we have repeated and numbered the comments in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations….page 24

◦	Comparison of Years Ended….page 29

1.
Please tell us, and revise future filings to clarify, the causes of the material changes to the line items you mention. For example, you refer here to lower sales into the communications market from 2011-2012 “reflecting lower demand from certain end customers in the cellphone market,” but it is unclear from your disclosure why demand was lower from those customers and that market. Also, although you refer on page 25 to price and volume characteristics the power-supply market has “generally exhibited,” it is unclear from your disclosure to what extent the changes you note are attributable to changes in price, volume and new products. Further, for the period 2010-2011, you refer to the offsetting impact of “higher sales into the industrial market, due primarily to our Concept acquisition.” Please clarify how the Concept acquisition impacted your results for this period, given your disclosure that you acquired Concept in May 2012.

With respect to the Staff's comment regarding the causes of material changes to the line items discussed in its filings, the Company will clarify in future filings the causes of material fluctuations in the line items discussed. For example, the Company's discussion of net revenues in its Form 10-K for fiscal year 2012 will be revised in future filings substantially as follows:
Net revenues.
Net revenues consist of revenues from product sales, which are calculated net of returns and allowances. The increase in revenues from 2011 to 2012 was driven by the inclusion of $17.7 million of revenues from Concept, which we acquired in May 2012, and by higher sales volumes for industrial applications such as LED lighting and utility meters. The increase was partially offset by lower sales of our products into the communications end market, due principally to lower demand from unit shipments for mobile-phone chargers, which in turn was primarily the result of lower market share on the part of certain OEM mobile-phone end customers whose chargers incorporate our products.

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

The increase in net revenues was further offset by lower sales volumes into the computer and consumer end markets, largely as a result of weaker demand generally observed across the broader semiconductor industry. The overall change in net revenues (apart from the impact of the acquisition) was driven principally by fluctuations in unit volumes rather than average selling prices.
With respect to the Staff's comment regarding the mention of the Concept acquisition in relation to the 2011/2010 revenue comparison, the Company respectfully notes that the reference to Concept was inaccurate and should have been omitted. The Company does not believe that the mistaken reference was material.
Notes to Consolidated Financial Statements, page 53

◦	Note 6 - Significant Customers and Export Sales, page 70

2.
We note your disclosure here of revenues by end market. Please explain to us how you have considered the disclosure requirements of FASB ASC 280-10-50-40. In this regard, we note from your website that you appear to offer products grouped into a number of distinct product families such as LYTSwitch, LinkSwitch, TinySwitch, QSpeed, Concept and more.

In response to the Staff's comment, the Company has not included disclosure of revenues by product line as required under FASB ASC 280-10-50-40, as the Company's product lines are substantially similar (power conversion semiconductor products). We have used the aggregation criteria described in ASC 280-10-50-11 to evaluate the similarity of the product lines as shown below.
In its analysis, the Company considered the aggregation criteria described in ASC 280-10-50-11:
•The Company's various product lines possess similar economic characteristics, i.e., gross profit margins. Gross profit margins do vary across end-market categories, but the Company's product lines do not correspond to particular end-market categories; nearly all of its product lines have applications within each of the end-market groupings.
•ASC 280-10-50-11 (a) The Company's business model is highly focused such that all of its products are used in high-voltage power conversion applications, in which power from a high-voltage source is modified for a particular downstream use. As such, the Company's products are all similar in nature.
•ASC 280-10-50-11 (b) the production processes used to manufacture the Company's products are similar. Virtually all of the Company's silicon wafers are manufactured by foundries in Japan and Germany, with each foundry manufacturing a broad cross-section of the Company's products using similar implementations of the Company's silicon process technologies, which are common across product lines. None of the Company's foundry partners specializes in a particular product line. Likewise, all of the Company's wafers are sent to assembly sub-contractors in Asia for further processing, i.e., assembly and testing. There are no specific product family assignments for a particular assembly sub-contractor and most products are sourced from two or three of these vendors.
•ASC 280-10-50-11 (c, d) The Company's products are also similar with regard to the type of customers and the method used to distribute them. Approximately 75% of the Company's sales are to distributors of electronic components and all are sold, ultimately, to manufacturers of power-conversion systems such as power supplies and inverters.
•ASC 280-10-50-11 (e) the nature of the regulatory environment is not applicable.
We conclude from the above analysis that the Company's products meet aggregation criteria in conformance with ASC 280-10-50-11.

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

Note 12 - Transactions with Third Party, page 83

3.
We note that in October 2010, you paid $10 million as a prepaid royalty in exchange for the right to use SemiSouth's technology. We further note that the charges recorded in September 2012 included a write-off of the full $10 million prepaid royalty. Please describe to us the nature of the technology that SemiSouth held at the time of your initial investment and how you planned to incorporate that technology into your products. As it appears that you did not incorporate the SemiSouth technology into any of your products, explain to us your basis for continuing to report this amount as an asset at December 31, 2010, December 31, 2011, March 31, 2012 and June 30, 2012.

In response to the Staff's comment regarding the prepaid royalty of $10 million and the nature of SemiSouth Laboratories, Inc.'s (“SemiSouth”) technology, the Company respectfully informs the Staff that SemiSouth produced silicon-carbide (“SiC”) diodes and junction gate field-effect transistors (“JFETs”) for use in high-voltage power conversion applications. SiC is emerging as an alternative to silicon, the incumbent technology, for certain high-power applications due to the potentially superior physical properties of SiC material. Specifically, SiC power devices have the potential to operate at higher efficiencies than comparable silicon devices, and at far higher temperatures.
The $10 million prepaid royalty related specifically to the existing SemiSouth SiC JFET technology. The Company had two product ideas that combined existing SemiSouth technology with existing technology at the Company: TUFSwitch and SSJFET. Regarding the TUFSwitch, the Company planned to combine SemiSouth's SiC JFET switch devices with existing Power Integrations controller technology into a bundled product. For the SSJFET, the Company planned to combine SemiSouth's SiC JFET with components in a highly specialized package using Power Integrations packaging and system technology and expertise. These products were being designed to enable the Company to address such high-power applications as solar inverters, UPS power supplies and industrial motor drives, consistent with the Company's intent to expand its addressable market by introducing products that cover a wider range of power levels and applications within the realm of high-voltage power conversion.
The following summarizes the various timeline and milestones for the product development:
SSJFET:

•	Q4 2010 to Q2 2011 - concept development

•	Q3 2011 - completed the business case and Objective Technical Specification (“OTS”) document and formalized the development team

•	Q4 2011 - obtained quotes from outside vendors for packaging of the integrated circuits (“IC”)

•	Q1 2012 - unpackaged prototypes developed

•	Q2/Q3 2012 - developed custom IC package for the product

•	Q4 2012 - samples received

TUFSwitch

•	Q1 2011 - business case developed

•	Q2 2011 - completed the Objective Technical Specification (“OTS”) document and formalized the development team

•	Q3 2011 - prototype developed

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

•	Q4 2011 - customer visits and reviews

•	Q1 2012 and onwards - waiting for additional JFET samples. Due to customer priorities within SemiSouth, they did not supply the samples.

The product development was discontinued for TUFSwitch and SSJFET in October of 2012 as it became apparent that the cost of these two products would not be competitive due to issues discussed in the response to comment 7 that led to SemiSouth's closure.
As indicated above, this multi-year development cycle was ongoing during the periods relating to our filings covering December 31, 2010, December 31, 2011, March 31, 2012 and June 30, 2012. Based on the events during July to October 2012 timeframe, as more fully discussed in the response to comment 7 below, and the fact that key employees with technological know-how left SemiSouth, the Company concluded that the prepaid royalty was impaired as of September 30, 2012.

4.
We note that in July 2011, SemiSouth sold its intellectual property to a financing company for $15 million and licensed back the technology. Further, you entered into a contingent purchase commitment whereby you effectively provided a guarantee to the third party financing company. Please address the following with respect to this transaction:

•	Tell us the name of the financing company. Describe any preexisting relationships between you and the financing company or between SemiSouth and the financing company.

•
Tell us the underlying reasons for entering into this transaction, including a summary of any consideration you received for entering into the contingent purchase commitment. In this regard, please also discuss SemiSouth's financial condition at this date.

•
In light of this financing transaction, explain to us how you evaluated the assets you had recorded at this date for recoverability. Explain the basis for your conclusion that the amounts were fully recoverable at that date.

•	Tell us how you accounted for the contingent purchase commitment at its inception and in the subsequent periods.

In response to the Staff's comment regarding the sale of the SemiSouth intellectual property (“IP”) to a financing company in July 2011, the Company respectfully informs the Staff that the name of the financing company is SS SC IP, LLC. Power Integrations did not have any pre-existing relationships with SS SC IP, LLC. It has been communicated to the Company by SemiSouth management that SS SC IP, LLC is related to Southern Farm Bureau Life Insurance Company, SemiSouth's largest equity shareholder.
We understand that SemiSouth entered into this transaction to obtain additional financing needed for research, operations and capital expenditures. SS SC IP, LLC purchased SemiSouth's IP under an asset purchase agreement in exchange for $15M and simultaneously licensed back the IP to SemiSouth in exchange for certain fees dictated by the asset purchase agreement. As part of this agreement, SemiSouth retained the ability to repurchase the IP. The Company simultaneously entered into a rights agreement with SS SC IP, LLC, under which the Company obtained the contingent right to purchase the SemiSouth IP should SemiSouth ever become insolvent. This right to purchase SemiSouth's IP would enable the Company to not only incorporate the JFET switch along with its products, but would also enable the Company to build the JFET switch itself without paying royalty to SemiSouth. The Company regarded the SemiSouth IP as strategically valuable and obtained the contingent right to purchase in order to preserve its exclusive right to use the SemiSouth technology should SemiSouth become insolvent. No monetary consideration was received by the Company in relation to the contingent right to purchase the SemiSouth IP.
The Company evaluated the financial condition of SemiSouth in July of 2011 by looking at SemiSouth's long-term revenue projections, the two-year cash needs based on such projections and its current burn rate. SemiSouth

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

was generating revenue from government contracts, sales of SiC diodes and small quantities of SiC JFETS, but was not profitable primarily because of internal investments being made in research and development (“R&D”) for device enhancements and manufacturing process improvements. SemiSouth needed additional cash to finance R&D, capital expenditures to expand production capacity and operations in order to grow its business and improve manufacturing yields of its SiC diodes and JFETs. The projected monthly loss was on average approximately $1 million and was projected to decrease as manufacturing yields improved in response to process development efforts and revenues were projected to increase until cash breakeven in 2013.
In evaluating the SemiSouth assets for recovery, the Company reviewed for other-than-temporary declines in fair value by considering available evidence, including general market conditions, SemiSouth's financial condition, earnings and cash flow forecasts, recent operational performance and the market opportunity for SiC as more fully described in the response to comment 8. The long-term revenue and profitability projections continued to show significant business potential. After reviewing this information, the Company concluded that the fair value exceeded the carrying value and therefore the assets were fully recoverable as of July 2011.
The purchase commitment was disclosed as a contingent purchase commitment as our obligation only became due in the event of both (i) SemiSouth's insolvency and (ii) SS SC IP, LLC's inability to sell the IP for more than the Company's purchase commitment. The contingent purchase commitment is a contingent forward contract to purchase an intangible asset. We evaluated it and concluded that it was not a derivative in accordance with ASC 815-10. Further, it was not recorded as a loss contingency in accordance with ASC 450-20-25-2 because it was not probable that a liability had been incurred for the periods starting on the transaction date through June 30, 2012 after evaluating various qualitative factors, including the interest shown by large customers and the potential size of the market. Accordingly, we continued to believe through June 30, 2012 that the fair value of the IP exceeded the purchase price of the commitment.

5.
Your disclosure states you accounted for your investment in SemiSouth preferred stock on the cost method. We note from disclosures in your fiscal year 2011 Form 10-K you determined that SemiSouth was a variable interest entity (VIE) in which you were not the primary beneficiary for reasons outlined in your disclosures. Please provide us with a more detailed analysis of your accounting for your investment in SemiSouth by addressing the following:

•	Provide us with a summary of the ownership structure of SemiSouth.

•	Tell us how you determined SemiSouth was a VIE under paragraph 810-10-15-14 of the FASB Accounting Standards Codification.

•
Provide more details to support your conclusion that you are not the primary beneficiary of SemiSouth. In this regard, please specifically address how you considered the capital equipment lease line you provided SemiSouth, the put and call options with SemiSouth, the contingent purchase commitment relating to the intellectual property and your other financing to SemiSouth in reaching the conclusion that you are not the primary beneficiary.

In response to the Staff's comment regarding the Company's investment in SemiSouth preferred stock, the Company respectfully provides the following analysis:
Summary of Ownership Structure of SemiSouth - SemiSouth was founded in July 2000 by two professors at Mississippi State University (“MSU”) to commercialize SiC technologies developed by MSU's Emerging Materials Research Laboratory and the Mississippi Center for Advanced Semiconductor Prototyping. SemiSouth began full-time operations in May 2001 and was incorporated in January 2002. SemiSouth obtained the exclusive rights to the SiC intellectual property developed at MSU. SemiSouth generated revenue from the sale of SiC diodes and SiC JFETs in addition to revenues from multiple government research contracts that continued until the SemiSouth's closure in October of 2012.
In October of 2010, the Company made a $7 million investment in Series B preferred stock of SemiSouth which had a substantive liquidation preference over common stock and Series AA preferred stock. The capital structure after the

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

Company's preferred stock investment on a fully diluted basis was 68.4% owned by three major investors, 16.3% owned by the Company, and the remaining 15.3% by various employees and small investors. On a shares-outstanding basis, the Company held a 16.7% ownership position.
The Company did not at any time hold a board seat or have a right to appoint a board member (e.g., by its equity position in SemiSouth or otherwise). The Company also did not have any contractual or other rights that would provide the Company with the ability to direct the activities of SemiSouth. SemiSouth management and board of directors directed all of the SemiSouth activities.
Determination of SemiSouth as a VIE - In accordance with ASC 810-10-15-14(a) the Company determined in July 2011 (at the time when SemiSouth needed additional financing to support its activities) that SemiSouth was a VIE because SemiSouth's total equity investment was not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties. Although SemiSouth was a business as defined by ASC 810-10, the Company believed it did not meet the business-scope exception under ASC 810-10-15-17(d) because it could be considered that the Company participated significantly in the redesign of the legal entity through its $7 million Series B equity investment, the line of credit arrangement, call and put options and the prepaid royalty agreement.
Support for the Conclusion that the Company is not the Primary Beneficiary - The Company is not the primary beneficiary in accordance with ASC 810-10-25-38A, which states a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE's primary beneficiary. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:
a. The power to direct the activities of a VIE that most significantly impact the VIE's economic performance
b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.
The activities that most significantly impacted SemiSouth's economic performance are as follows:
1.    Research & development (“R&D”) activities - SemiSouth management directed all of its R&D activities, and the Company had no involvement or ability/power to direct such activities. The CEO/CTO/founder of SemiSouth was in charge of directing all of that company's R&D activities, along with the vice presidents of technology development and product engineering. Power Integrations had no involvement or ability to direct SemiSouth in such activities/decisions.
2.    Operations - SemiSouth management directed all activities in the operations of the business and had a vice president of operations who handled all operating decisions. Power Integrations had no involvement or ability to direct SemiSouth in such activities/decisions.
3.    Sales - the vice president of sales and marketing at SemiSouth directed the company's sales and marketing strategy. Power Integrations had no involvement in the development of SemiSouth's sales and marketing strategies, nor did it have the ability to direct SemiSouth's sales efforts. The Company did have a sales representation agreement whereby the Company would be paid a market-rate commission as a third-party sales representative, but was otherwise not involved in the sales activities of SemiSouth. The sales activities were insignificant and as a result the Company did not receive any commission under this arrangement.
4.    Finance - SemiSouth's CFO directed all financial decisions, including a new financial systems implementation, capital-raising activities and all other financial aspects of the business. The Company did not direct, nor did it possess the ability to direct, any of SemiSouth's financial decisions.

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

As noted in response to comment 5, the individuals directing the above activities were employees and executives of SemiSouth who were hired and compensated by SemiSouth at the direction of the SemiSouth board of directors. Since the Company did not have the power to direct the activities of SemiSouth that most significantly impacted SemiSouth's economic performance, the Company concluded that it was not the primary beneficiary of the VIE.
In reaching its conclusion that it was not the primary beneficiary, the Company also considered the impact of forward starting rights (put and call options) with SemiSouth, the contingent purchase commitment relating to SemiSouth's IP, and the other financing arrangements (including the capital equipment lease line). In accordance with ASC 810-10-25, related to forward starting rights in the primary beneficiary analysis, the Company also considered the option period, which was short-term (approximately two years) compared to the infinite potential life of SemiSouth which operated like traditional operating entities. Until the call or put option was exercised, Power Integrations would not have the ability to make strategically significant decisions for SemiSouth or otherwise direct the activities most significantly impacting SemiSouth's economic performance. The call and put option price formula was structured to represent fair value and was not intended to be a bargain purchase option (i.e., the options were not in the money). Similarly, the Company considered whether the put and call options created a de facto agency relationship with other investors under ASC 810-10-25-43 and concluded they did not create such a relationship. Further, even if one was created, the Company would not be party most closely associated with SemiSouth pursuant to ASC 810-10-25-44.
Likewise, the contingent purchase commitment relating to the IP and the other financing arrangements did not allow Power Integrations the ability to make decisions most significantly impacting SemiSouth's economic performance because they had no effect on the operations, R&D, sales or finance areas. SemiSouth continued to make independent decisions in each of these areas after the Company's investment in Series B preferred stock.

6.
We note that in March 2012, you loaned SemiSouth an additional $18 million. Please describe to us the circumstances surrounding this additional loan. Describe to us the financial condition of SemiSouth at that date. In light of the need for additional financing, explain to us why you concluded that other amounts recorded in your financial statements representing investments and loans to SemiSouth were not impaired at that date.

In response to the Staff's comment regarding the loan made by the Company to SemiSouth in March 2012, the Company notes that SemiSouth had received purchase orders (as informed to the Company by SemiSouth) from a prominent manufacturer of solar inverters, and required additional funds for working capital and capital equipment in order to supply the sizeable volume of products requested by this customer. The Company agreed to provide a $18 million loan after reviewing SemiSouth's product ramp and yield improvement plans in addition to receiving positive feedback from SemiSouth customers, including the solar-inverter manufacturer mentioned above, with indications of their intent to purchase SemiSouth products in the near future. As such, the Company regarded these circumstances as supportive of its valuation of its SemiSouth-related assets, rather than an indicator of possible impairment. In addition to the $18 million loan, SemiSouth received approximately $2.5 million of third party financing to purchase capital equipment during the quarter ended March 2012.
The Company evaluated SemiSouth's financial condition in March of 2012 including reviewing SemiSouth's long-term revenue projections, the two-year cash needs based on these projections, the current burn rate, and a comparison of projections to the projections that existed as of July 2011.
The revised financial projections as of March 2012 indicated that revenue and product yields were behind plan, but the long-term revenue was consistent with prior projections, just delayed. The Company reviewed the yield improvement plan and concluded that with additional financing, the plan was achievable. The long-term revenue and profitability projections continued to show significant business potential. At the time of this financing, the Company commissioned a formal third-party valuation. The valuation considered general market conditions, SemiSouth's financial condition, earnings and cash flow forecasts, recent operational performance and other readily available market data. After reviewing the results of the valuation and other information discussed above, the Company concluded that the assets were fully recoverable at that date.

7.
Please tell us the facts and circumstances that caused the SemiSouth charges in the September 30, 2012 quarter. Include a discussion of what facts and circumstances changed from the June 30, 2012 quarter and

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

the information that became known to you that provided evidence of impairment. As part of your response, tell us what evidence of SemiSouth's financial condition and operational performance you considered.
In response to the Staff's comment regarding the facts and circumstances leading to the charges in the quarter ended September 30, 2012, the Company respectfully informs the Staff that significant unfavorable developments occurred in this quarter that caused us to record the SemiSouth charges in the quarter.
In late July of 2012, Power Integrations management learned that the Vice President of Engineering left SemiSouth. In addition, the Company learned of a recent production lot with lower than expected yield of good products at SemiSouth resulting in an insufficient supply of products to satisfy customer orders. In order to more fully understand these developments, the Power Integrations management team met with the SemiSouth management team during the second half of August 2012. As a result of this meeting, the Company gained a detailed understanding of the technical challenges facing SemiSouth.
In the September / October 2012 time frame, several other key technical employees of SemiSouth, including the founder/CEO/CTO, left SemiSouth. The departure of these key individuals was not anticipated and came as a surprise to the Company. We were informed by the remaining management team of SemiSouth that, together with their Board of Directors, they explored different options for the company in light of the circumstances including alternative sources of funding or sale of the company. On October 8, 2012, the Power Integrations management team met and came to the conclusion that because these key employees possessed critical process and technical knowledge, their departure would drastically diminish the likelihood of SemiSouth succeeding in the market. On October 15, 2012 the management of Power Integrations discussed the current situation regarding SemiSouth with the Company's Board of Directors and recommended to the Company's Board of Directors, and the Board approved, that the Company not participate in any future rounds of financing for SemiSouth.
In late October, SemiSouth terminated virtually all of its employees and ceased operations. The Company concluded that all of its SemiSouth-related assets were impaired as of September 30, 2012.

8.
You state on page 33 of your June 30, 2012 Form 10-Q that your maximum exposure to loss as a result of your interest in SemiSouth was limited to the carrying value of its equity investment, up to $8.6 million for the lease line agreement and $18 million for the loan to SemiSouth. Please reconcile the total exposure disclosed here (approximately $33.6 million) to the total charges recorded in the quarter ended September 30, 2012 of approximately $59 million.

In response to the Staff's comment regarding the maximum exposure to loss as a result of the Company's interest in SemiSouth, the Company respectfully informs the Staff that the total charges of approximately $59 million recorded in the quarter ended September 30, 2012 included $10 million for the write-off of the pre-paid royalty discussed in item 3 above, and $15 million related to the Company's expectation that it would be obligated to purchase the SemiSouth IP from SS SC IP LLC under the terms of the rights agreement discussed in item 4 above. These amounts were not included as part of the maximum exposure to loss related to the Company's interest in SemiSouth as the Company believed SemiSouth's IP and the related right to incorporate SemiSouth's JFET technology with a Power Integrations product had value separate from SemiSouth as a going concern because the Company believed the addressable potential market for the silicon carbide technology was in excess of over $2 billion (market research reports from Yole Development and IMS Research). Further the Company's contractual rights to the technology and prepaid license survived SemiSouth's close of business. The Company only determined in October 2012, in light of the circumstances of SemiSouth's failure, departure of key employees, and the Company's lack of internal expertise relating to the SiC technology to achieve acceptable manufacturing yields (and thus low enough product costs to be commercially viable), that the IP to be purchased by the Company was without value and should therefore be written off.

* * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking

Mr. Kevin Vaughn
Securities and Exchange Commission
April 16, 2013

any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at 408-414-8539.

Sincerely,

/s/ Sandeep Nayyar
Sandeep Nayyar
Chief Financial Officer

cc:	Tim Moore, Esq.
Cooley LLP

Scott Angel, Partner
Deloitte & Touche LLP